Exhibit 10.1

Conformed Copy

MBIA Inc. Letterhead

August 4, 2009

Mitchell Sonkin

163 Lake Ave

Greenwich, CT 06830

Dear Mitch:

The following are the terms pursuant to which you will continue to be an employee of MBIA Insurance Corporation (“MBIA Corp.”) or one of its affiliates, as designated by us from time to time (the “Employer”), and an officer of MBIA Inc. (“MBIA”) and one or more of its subsidiaries (collectively, the “Company”).

1. Term of Employment. The term of this agreement shall commence on July 1, 2009 (the “Effective Date”) and continue until June 30, 2010, unless you , MBIA and the Employer shall mutually agree to extend the term of this agreement or enter into a new agreement. The period during which this agreement is in effect, including any extension hereof, shall be referred to as the “Employment Period”.

2. Title, Reporting Relationship and Duties. Commencing on the Effective Date hereof, you will continue to serve as Executive Vice President and Chief Portfolio Officer of MBIA and serve as an officer or director of such other subsidiaries of MBIA as we deem appropriate. We will be entitled to assign this agreement to another wholly owned subsidiary of MBIA, provided such subsidiary assumes all obligations to you hereunder and we remain the guarantor of such obligations, and upon such assignment such subsidiary shall become the “Employer” hereunder.

3. Compensation.

(a) Base Salary. Commencing on the Effective Date and for the duration of the Employment Period, your annual Base Salary shall be $650,000.00 ($54,166.66. per month), paid bi-weekly in accordance with the Employer’s customary payroll practices (the “Base Salary”).

(b) Deferred Payments. In addition to the Base Salary payable under Section 3(a), you shall also receive, no later than on each of October 10, 2009, January 10, 2010, April 10, 2010 and July 10, 2010, deferred payments, each in the amount of $587,500 (the “Deferred Payments”) subject to your continued employment hereunder through the last day of the prior fiscal quarter. In the event that the Employment Period is extended as provided in Section 1, you will receive additional quarterly Deferred Payments, each in the amount of $587,500, for every additional three months of the Employment Period, the first such additional quarterly Deferred Payment paid no later than October 10, 2010. In the event the Employment Period ends prior to the last day of a fiscal quarter, the Deferred Payment for that quarter shall be $587,500 multiplied by a fraction, the denominator of which shall be number of days in the quarter, and the numerator of which shall be the number of days from and including the first day of the quarter, to and including the last day of the Employment Period.

(c) Annual Performance Bonus in Respect of 2009 Services Prior to the Effective Date. You shall be eligible to receive a pro-rated annual incentive payment under the terms of MBIA’s Annual Incentive Plan, based on your service through June 30, 2009 and your rate of annual salary in effect on June 30, 2009. Such pro-rated bonus will paid at the same time as, and subject to the same conditions (including, but not limited to, the achievement of the applicable Employer performance objectives and the Compensation and Governance Committee’s assessment of your performance during the period January 1, 2009 through June 30, 2009) as apply generally to, other senior officers of MBIA.

(d) Performance Bonus in Respect of Services During the Employment Period. In respect of your services, during the period from and including the Effective Date to and including June 30, 2010, you will be eligible to receive a cash bonus of up to $1,000,000 subject to the attainment of certain performance-based goals. In the event that the Employment Period is extended as provided in Section 1, you will be eligible to receive a similar performance payment (or payments), provided that, if the Employment Period is extended for less than 12 months, the bonus payable or available under this Section 3(d) for such period shall be the cash bonus multiplied by a fraction, the denominator of which shall be 365, and the numerator of which shall be the number of days from and including the first day of the extension, to and including the last day of the Employment Period. Whether, and the extent to which, any such bonus(es) for services after the Effective Date is payable to you, will be determined by MBIA’s Compensation and Governance Committee based on its determination of the extent to which you shall have achieved the performance criteria as agreed from time to time between you and the Chief Executive Officer of MBIA . Any such performance bonus(es) will be paid within 60 days of the end of the applicable performance period.

(e) Long-Term Incentive Compensation. You shall not be eligible to receive any new long-term incentive awards after the Effective Date. For the avoidance of doubt, this means that you will not receive any such long-term incentive award in respect of your service in 2009 prior to the Effective Date or in respect of your services on or after the Effective Date. Any awards granted to you prior to the Effective Date as listed on Annex A hereto (the “Outstanding LTIP Awards”) will continue in effect in accordance with their existing terms, including, but without limitation, the terms of MBIA’s retirement policy for senior executives except as otherwise provided herein.

4. Benefits. Except as otherwise provided herein, during the Employment Period, you will continue to receive benefits at a level, and on terms and conditions, no less favorable to you than those generally applicable to other senior executives of the Employer and MBIA. You will be entitled to reimbursement of all reasonable legal expenses incurred in connection with entering into and enforcing this agreement. Notwithstanding the foregoing, you shall only be eligible to receive employer contributions in respect of MBIA’s non-qualified savings plans based on compensation of up to $1,000,000 (but such limit shall not be applicable with respect to the amount of employee contributions that can be made under such program), and any other benefit provided by MBIA or the Employer which is based, in whole or in part, on the rate of your base salary shall be based on a deemed salary level of $650,000.

5. Early Termination Provisions. Notwithstanding the provisions of Section 1, the Employment Period shall end on the earliest to occur of (a) your death, (b) your termination of employment due to Disability, (c) a termination of your employment by the Employer for Cause, (d) a termination of your employment by the Employer without Cause, (e) your retirement in accordance with MBIA’s retirement policy applicable to its senior executives or at the expiration of the Employment Period hereof, (f) a termination of your employment by you for Good Reason, or (g) any other termination of your employment by you. For purposes of this agreement, the terms “Cause” and “Disability” shall have the same meaning ascribed thereto under the KEEPA Policy, as in effect on the date hereof, and the term “Good Reason” shall mean the occurrence of any of the following, without your express written consent:

(i) the assignment to you, including as a consequence of an assignment of this agreement as provided in Section 2, of any duties that materially diminish your position, authority or responsibilities as in effect as of the date of this agreement, or any other material diminution or adverse change in such position, including titles, authority or responsibilities;

(ii) the Company’s requiring you to be based at any office or location other than Armonk, New York, New York, New York or any other location that is greater than 50 miles from your residence immediately prior to the date of this agreement, except for travel reasonably required in the performance of the your responsibilities;

(iii) the breach of this agreement by the Company in any material respect, including the failure by the Company to pay you the compensation payable under Section 3.

With regard to Section 5(e), you shall be deemed to have given six months notice of retirement in accordance with MBIA’s retirement policy applicable to its senior executives if your employment ends at the expiration of the Employment Period.

6. Payments Upon Early Termination of the Employment Period. In the event of an early termination of the Employment Period under Section 5, except as expressly provided in this agreement, obligations to pay you the Base Salary under Section 3(a), Deferred Payments under Section 3(b) and bonus(es) under Section 3(d) shall cease as of the date of such early termination (except that you shall be paid any Base Salary and vacation accrued for services through the date the Employment Period terminates). In the event that the Employment Period ends due to (i) your death, (ii) your termination of employment due to Disability, (iii) a termination of your employment by the Employer other than for Cause, or (iv) a termination of your employment by you for Good Reason, you shall receive within 60 days of the date of such termination a payment equal to the remaining Base Salary under Section 3(a) and remaining unpaid Deferred Payments under Section 3(b) that would have been payable to you from the date of termination to the date that the Employment Period would otherwise have lapsed pursuant to Section 1, plus, at the sole discretion of MBIA’s Compensation and Governance Committee, an additional amount of up to $1.0 million. Upon an early termination of the Employment Period due to your death or Disability, you shall also be entitled to such other benefits as shall be provided under the applicable MBIA plans and policies and the terms of your Outstanding LTIP Awards. Upon an early termination of the Employment Period in accordance with MBIA’s retirement policy applicable to its senior executives, including any required notice period, or at the expiration of the Employment Period hereof, as such Employment Period may be extended (and, for the avoidance of doubt, you shall be deemed to have given six months notice of retirement in accordance with MBIA’s retirement policy applicable to its senior executives if your employment ends at the expiration of the Employment Period), you shall also be entitled to the benefits made available to senior officers who retire under MBIA’s retirement policy and to a retiree under the terms of your Outstanding LTIP Awards, except that you shall not be entitled to any performance bonus or any cash payment in lieu of any long-term incentive grant, although nothing herein precludes MBIA’s Compensation and Governance Committee from awarding you such performance bonus or cash payment.

7. Post-Termination Restrictive Covenants.

(a) You hereby agree that during the Employment Period and for two years thereafter, you shall not (i) directly or indirectly personally hire, personally solicit or personally help another person or entity hire or solicit any employee of MBIA, the Employer or any of their affiliates (the “Employer Group”), (ii) directly or indirectly induce or encourage any employee to terminate employment with the Employer Group, (iii) direct any business opportunities developed on behalf of the Employer Group for your own benefit or for the benefit of any of your future employers, (iv) directly or indirectly solicit any of the customers of the Employer Group to use the services of another person or entity in lieu of those of the Employer Group, or (v) seek or accept employment with any financial guaranty insurance company or with any other entity created after the date hereof that materially competes with any of the Employer’s substantial business operations or (vi) accept employment or act in any capacity in connection with any matter, including providing any services or advice to any person or entity, relating to a transaction in which MBIA or one of its affiliates had issued a financial guaranty insurance policy on or before the last day of the Employment Period or any other matter with respect to which the interests of MBIA or its subsidiaries are materially adverse at the time.

(b) At all times after the Effective Date, you shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, (i) obtained by you during your employment by the Company or any of its affiliated companies and (ii) not otherwise public knowledge (other than by reason of an unauthorized act by you). After termination of your employment with the Company, you shall not, without the prior written consent of the Company, unless compelled pursuant to an order of a court or other body having jurisdiction over such matter (provided that you notify the Company of any such order), communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

(c) During the Employment Period and at any time thereafter, neither you, nor MBIA, shall directly or indirectly, engage in any conduct or make any statement, whether in commercial or noncommercial speech, disparaging or criticizing in any way the other, and with regard to the Company or any of its affiliates, any products or services offered by any of these, nor shall you or the Company engage in any other conduct or make any other statement that could be reasonably expected to impair the goodwill of any of them, or the other in each case except to the extent required by law, and then only after consultation with the other.

(d) During the Employment Period and for two years thereafter, you shall not, directly or indirectly, for your own account or for the account of any other person, in any jurisdiction in which the Company or any of its affiliates has commenced or made plans to commence operations, solicit or otherwise attempt to establish any business relationship of a nature that is competitive with the business or relationship of the Company or any of its affiliates with any person throughout the world which is or was a customer, client or distributor of the Company or any of its affiliates at any time during which you were employed by the Company (in the case of any such activity during such time) or during the twelve-month period preceding the date of termination of your employment (in the case of any such activity after such date of termination), other than any such solicitation on behalf of the Company or any of its affiliates during the Employment Period.

8. Injunctive Relief and Other Remedies with Respect to Covenants. You acknowledge and agree that your covenants and obligations above relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants and obligations will cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, you agree that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) restraining you from committing any violation of the covenants and obligations contained in this agreement. These remedies are cumulative and are in addition to any other rights and remedies the Company may have at law or in equity.

9. Compliance with Section 409A.

(a) All provisions providing for payment of “nonqualified deferred compensation” (as defined in Section 409A of the Internal revenue Code of 1986, as amended (the “Code”), and the guidance promulgated thereunder) are intended to comply with the requirements of Section 409A, and this agreement shall be interpreted in accordance therewith. Neither party may unilaterally alter the time at which payment is due to be made hereunder.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are subject to Section 409A unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this agreement, references to a “termination,” “termination of employment,” “retirement,” “termination of the Employment Period,” or like terms shall mean “separation from service.”

(c) In the event that you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is “non qualified deferred compensation” as defined under Section 409A payable on account of a “separation from service,” payment shall be made on the earlier of (a) the first regular pay date after the six (6) month anniversary of such “separation from service”, or (b) the date of your death. Any payments delayed by reason of the prior sentence shall be caught up and paid in a single lump sum on the date indicated by the previous sentence.

(d) For purposes of Section 409A, your right to receive any installment payments pursuant to this agreement shall be treated as a right to receive a series of separate and distinct payments.

(e) Whenever a payment under this agreement specifies a payment period with reference to a number of days (e.g., “you shall receive within 60 days of the date of such termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(f) All taxable expenses or reimbursements under this agreement shall be made to you on or prior to the last day of the taxable year following the taxable year you incurred such expenses; and no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year (provided that the foregoing shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to a period the arrangement is in effect).

(g) Amounts payable hereunder that satisfy the short term deferral exception in Treas. Reg. §1.409A-1(b)(4) or the separation pay exception in Treas. Reg. 1.409A-1(b)(9)(iii) shall not be treated as non-qualified deferred compensation for purposes of this agreement and Section 409A.

10. Miscellaneous.

(a) Applicable Law. Except to the extent that the terms and conditions of this agreement may be preempted by Federal law (in which case such terms and conditions shall be subject to, governed by and construed in accordance with such Federal law), this agreement shall be governed by and construed in accordance with the laws of the States of New York, applied without reference to principles of conflict of laws.

(b) Arbitration. Any dispute or controversy arising under or in connection with this agreement shall be resolved by binding arbitration. The arbitration shall be held in the city of White Plains, New York and, except to the extent inconsistent with this agreement, shall be conducted in accordance with the Expedited Employment Arbitration Rules of the American Arbitration Association then in effect at the time of the arbitration (or such other rules as the parties may agree to in writing), and otherwise in accordance with principles which would be applied by a court of law or equity. The arbitrator shall be acceptable to both the Company and the Participant. If the parties cannot agree on an acceptable arbitrator, the dispute shall be heard by a panel of three arbitrators, one appointed by each of the parties and the third appointed by the other two arbitrators.

(c) Severability; Reformation. In the event that one more of the provisions of this agreement shall become invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event that any provision of Section 7 is not enforceable in accordance with its terms, you and the Company agree that such section shall be reformed to make such section enforceable in a manner which provides the Company the maximum rights permitted at law.

(d) Entire Agreement. This agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all undertakings and agreements, whether oral or in writing, previously entered into by the parties with respect thereto. For avoidance of doubt, your rights of indemnification and D&O insurance coverage are not diminished or otherwise adversely affected by this agreement.

(e) Waiver. Waiver by any party hereto of any breach or default by the other party of any of the terms of this agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party hereto to assert its or his rights hereunder on any occasion or series of occasions.

(f) Captions. The captions of this agreement are not part of the provisions hereof and shall have no force or effect.

Please confirm your acceptance of the terms set forth in this letter agreement by signing below.

Sincerely,

/s/ Joseph W. Brown
Joseph W. Brown
Chief Executive Officer

Agreed and Accepted:	/s/ Mitchell Sonkin
Mitchell Sonkin

Dated: August 4, 2009

ANNEX A

OUTSTANDING LTIP AWARDS

Stock Options:

Grant Date	Options Granted
3/29/2004	75,000
2/16/2005	30,000
3/28/2008	400,000
2/12/2009	350,000

MBV Restricted Stock:

Grant Date	Shares Granted
2/15/2007	18,347

Restricted Stock:

Grant Date	Shares Granted
2/27/2006	5,026
8/3/2007	19,673

Cash LTI:

Grant Date	Grant Value
2/12/2009	$900,000

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